KROLL BOND RATING AGENCY, INC.

Form NRSRO Annual Certification

> ### EXHIBIT 2:
> **Procedures and Methodologies Used to Determine Credit Ratings**

<u>Form NRSRO Exhibit 2</u>

Exhibit 2. Provide in this Exhibit a general description of the procedures and methodologies used by the Applicant/NRSRO to determine credit ratings, including unsolicited credit ratings within the classes of credit ratings for which the Applicant/NRSRO is seeking registration or is registered:

For a description of KBRA's methodologies, and links to complete copies of all such methodologies, please refer to the KBRA website at:

http://www.krollbondratings.com/ratings/methodologies

For a discussion of the procedures and methodologies used by KBRA to determine credit ratings, see the attached "Overview of KBRA Rating Process" which is also available at:

https://www.krollbondratings.com/show_report/6560

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Overview of the KBRA Rating Process

Analytical Contacts:

Pat Welch, Chief Credit Officer
pwelch@kbra.com, (646) 731-2481

Matt McDonald, Managing Director
mmcdonald@kbra.com, (646) 731-2414

Aoto Kenmochi, Senior Director
akenmochi@kbra.com, (646) 731-2466

Rahsaan Majors, Director
rmajors@kbra.com, (646) 731-2370

March 15, 2019

Introduction

Kroll Bond Rating Agency, Inc. and its rating affiliates (collectively "KBRA") offers rating services through its offices in New York, NY, Dresher, PA, Frederick, MD and Dublin, Ireland. KBRA issues both credit ratings and financial strength ratings, which are typically requested by an issuer or a subscriber. The rating processes employed by KBRA for these different ratings products are described below. Depending upon the nature of a specific engagement, the processes may vary.

Credit Ratings

Engagement Process

To provide ratings for specific obligations (bonds, notes, etc.) and for the issuers of these obligations, KBRA offers credit ratings. Credit ratings generally are solicited and are assigned with the cooperation of the issuing entity. In the case where a credit rating is unsolicited, KBRA will disclose such fact. The credit rating process typically begins with the issuer or its banker (or in the case of a structured finance transaction, an "arranger") contacting KBRA to see if KBRA is able to rate the institution or obligation.[1] KBRA's decision to accept an engagement will be based on a view of available resources and expertise to provide a credit rating, as well as a consideration of whether actual or potential conflicts of interest exist. The analytical staff is not permitted to be involved in negotiating, discussing, or establishing the business terms of the engagement. This function is the responsibility of separate staff responsible for issuer and banker relations. The acceptance of repeat issuance by an issuer in a well-established sector does not typically involve the same level of review as would a new issuer or asset.

After deciding to proceed, the entity seeking a credit rating provides supporting financial data, transaction-related documentation, and other information, as appropriate. (In the context of a structured finance transaction, i.e., a deal that involves the issuance of an asset-backed or mortgage-backed security, the information may be made available to other nationally recognized statistical rating organizations (NRSROs) by the issuer or arranger, as required by SEC rules.) The subject entity's management team will typically meet with KBRA analysts and a series of discussions will ensue. For structured finance transactions, the issuer will provide information on the underlying assets and deal structure. KBRA analysts will examine the information and proceed to gather other data pertinent to the credit rating.

Credit Rating Methodology

In assigning a credit rating to an issuer or obligation, KBRA analysts adhere to Credit Rating Methodologies that have been approved by KBRA's Credit Policy Committee and the KBRA Board. KBRA Credit Rating Methodologies cover a broad spectrum of topics. Individual Credit Rating Methodologies may be concerned with the way KBRA analyzes issuers and obligations within an industry sector, asset class or region. Other Credit Rating Methodologies apply globally and reflect the meaning of the KBRA rating system and the role of external support for a rated issuer. To the degree that an entity or transaction exhibits features not described in existing Credit Rating Methodologies, a report on that transaction or entity may contain additional discussion of KBRA's rating approach.

The established Credit Rating Methodologies offer guidance as to the important risk factors and, where feasible, relative weightings that are applied. These "roadmaps" to the thinking underlying a credit rating are available on the KBRA website. If KBRA deems it is necessary to create a new or substantively modify an existing Credit Rating Methodology or model, or to otherwise revise its rating practices, such changes are submitted to KBRA's Credit Policy Committee and the KBRA Board for approval. With the implementation of SEC Rule 17g-8 in June 2015, KBRA implemented a "Public Comment" page on its website to elicit review comments provided on proposed new or substantively revised Credit Rating Methodologies and to publish

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[1] Investors and others may also approach KBRA to seek ratings for a particular security or loan, or to rate a portion (or all) of their portfolios.

the comments (if any) along with the final Credit Rating Methodologies. Significant changes to a proposed Credit Rating Methodology in response to comments will be reviewed and considered by the Credit Policy Committee and the KBRA Board prior to publication of a final Credit Rating Methodology.

When a Credit Rating Methodology is updated, all outstanding credit ratings that are potentially affected by the update are reviewed. KBRA will publicly comment on the potential impact to ratings. At the time the new Credit Rating Methodology is adopted, any changes to the affected credit ratings are published. The accompanying press release will describe the nature of any changes and the impact on outstanding credit ratings.

All in-use Credit Rating Methodologies are reviewed at least annually.

The Use of Models

KBRA uses Quantitative Models and Qualitative Models in the credit rating process. KBRA defines a Quantitative Model to be a method, system, approach, or tool that applies statistical, economic, financial, or mathematical theories, techniques, and assumptions to process input data into quantitative estimates. A Qualitative Model is defined as a method, system, approach or tool whose inputs are partially or wholly qualitative or based on expert judgment, with an output that is quantitative in nature.

KBRA has established a Quantitative Risk Management function whose mandate is to enhance KBRA's Model Risk Management framework. KBRA's Quantitative Risk Management Committee oversees KBRA's Model Risk initiative and oversees the model approval process.

KBRA has a robust, comprehensive model risk management program. Models are identified per the definition above, and assigned a model tier level, which reflects the model's intrinsic model risk. KBRA maintains an inventory of all identified models.

The Quantitative Risk Management function has issued internal guidelines for each phase of the model lifecycle. These phases include model development, model validation, model approval, model implementation, model use and model management. Model management commences when a model has been put into production, and includes model change management, ongoing monitoring, periodic validation and review, and model retirement.

Credit Rating Process

Each credit rating engagement is assigned to a lead analyst who reports to a manager in the credit ratings team. Once a credit rating recommendation is reached, the lead analyst will call a Rating Committee. Once a credit rating is finalized in a Rating Committee, the lead analyst will inform the entity that is seeking a credit rating of the credit rating outcome. In the case of a published credit rating, this will be followed by publication of a press release and posting the final rating along with an Information Disclosure Form (per SEC Rule 17g-7 implemented on June 2015) to the KBRA website.

In structured finance, it is often the case that credit ratings will be assigned and published on a preliminary basis in a pre-sale report to provide investors with credit rating analysis during the marketing phase of a transaction. When the transaction closes, the final credit ratings are assigned. In the case of a published credit rating, the publication for both preliminary and final credit ratings will be accompanied by a press release and will include an Information Disclosure Form.

Credit ratings shall reflect all information known to, and believed to be relevant to, KBRA, consistent with the applicable credit rating methodology that is in effect. KBRA relies on macroeconomic, financial market and historical performance data in combination with financial data gathered from public sources about the rated entity, transaction or obligor. KBRA credit ratings may factor in an assessment of the quality of asset originators. Asset originator reviews may include an assessment of business strategy, financial strength, quality control, underwriting practices, management strength, governance and the performance of previously originated assets. KBRA also relies on direct communication with the rated entity, issuer or obligor for non-public data. KBRA will determine on a case-by-case basis how assessments of the quality of originators of assets underlying or referenced by a security or money market instrument issued by an asset pool or as part of any asset-backed or mortgage-backed securities transaction factor into the determination of credit ratings. KBRA has policies in place to prevent the misuse of any non-public data.

In the rating process, KBRA may review a wide range of market indicators or credit opinions. In determining a credit rating for securities or money market instruments issued by an asset pool or as part of any asset-backed or mortgaged-backed securities transaction in which KBRA deems it appropriate to consider credit ratings or methodologies from other NRSROs the following will be true: a) KBRA's rating will not rely exclusively on ratings or methodologies from another NRSRO; b) If KBRA does use a rating from another NRSRO as a factor in deriving the KBRA rating, KBRA will not adjust the other NRSRO's rating before using it as an input into deriving the KBRA rating; c) KBRA will not refuse to issue ratings for any entity because it is or was rated by another NRSRO.

KBRA has adopted measures designed to reasonably obtain information that is reliable and that emanates from reliable sources, including when appropriate, independent third-party sources.. KBRA's policy is to not assign credit ratings for entities, securities, obligors or money market instruments for which it believes it has insufficient data essential for the determination of a credit rating. KBRA will determine on a case-by-case basis how information about verification of assets underlying or referenced by a security or money market instrument issued by an asset pool or as part of any asset-backed or mortgage-backed securities transaction will factor into determining the credit rating. KBRA cannot in every instance provide independent verification of the information it receives during the credit ratings process. KBRA may use available sources to independently verify information used in the credit rating process.

Rating Committee

Purpose

The purpose of a Rating Committee is to provide a formal forum for the determination of credit ratings and to offer an appropriate level of governance and oversight with respect to credit rating actions and decisions.

Frequency/Duration and Attestation

A Rating Committee will convene as needed, depending on the timing of credit rating mandates, availability of new information and credit developments.

The Rating Committee chair is responsible to keep the meeting on topic and for taking the vote. At the start of the credit rating process, an email conflict check must be sent to all participants who are involved in the credit rating process. Further, at the beginning of each Rating Committee, the Rating Committee chair must obtain from the participants a follow-up oral confirmation on conflict checks. Participants in the Rating Committee who fail to orally confirm that they have no conflicts of interest must leave the Rating Committee before any substantive discussions begin. The committee must be postponed until the Rating Committee chair has contacted Credit Policy and Compliance for clearance to continue.

Prior to a Rating Committee meeting, the Lead Analyst will provide a Rating Committee memo outlining the proposed credit rating (or action) and supporting information. However, a meeting can be called without advance distribution of a memo if a time-sensitive concern arises about an issue or issuer. At the Rating Committee, the Lead Analyst will provide documentary evidence of all the responses to the mandatory conflict check email. In the case of a published credit rating, the Lead Analyst will also provide a printed copy of the Certification in Support of Public Attestation (required by SEC Rule 17g-7(a)(2)) form, with all fields other than the Rating Committee chair's signature completed to the Rating Committee chair's satisfaction.

Reasons for Convening

A Rating Committee may convene for the following reasons:

- To assign a new rating or outlook (where appropriate) to an issuer, obligation or class of obligations, through the issuance of a rating letter, or in such other form as may be required;
- To change a rating outlook, place a rating on watch status, or otherwise indicate that a rating is under review, or has been or is being removed from such review;
- To change a rating;
- To affirm a rating;
- To withdraw ratings in certain circumstances[2]; or
- To consider such other action with respect to a rating as may be determined to be necessary by a Managing Director or above.

Committee Members

A Rating Committee will consist of two or more analysts and a Managing Director (or equivalent) or above. At a minimum, three members are required for the Rating Committee to hold a vote. Considered item(s) for action or approval will be approved based on a majority vote. Disagreements with a Rating Committee's decisions are handled through an internal appeal process.

Appeals

An issuer who has new, material information for KBRA to consider or who believes KBRA misinterpreted critical information in reaching a rating decision may appeal the rating decision and request a review of the additional information before the publication of the rating. The decision on whether to grant an external appeal and convene an external appeal Rating Committee must be made at the earliest possible time that would allow for the review of any new information provided or matters raised by the issuer. Those voting on this decision will also decide on the amount of time the issuer will be given to provide any additional information. Once an appeal is granted, the rating committee will reconvene to consider the appeal.

Any of the following employees who believe information or Credit Rating Methodologies were improperly interpreted or applied in the determination of a credit rating can request an internal appeal at the end of a Rating Committee or before such credit rating is communicated to the issuer: 1. any analytical staff present at the Rating Committee, or 2. A Senior Managing Director. The decision on whether to grant an internal appeal and convene an internal appeal Rating Committee must be made at the earliest possible time that would allow for the review of any new information provided or matters raised by the analytical staff present at the Rating Committee and/or the Senior Managing Director. Once an appeal is granted, the rating committee will reconvene to consider the appeal.

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[2] A Rating Committee is not required to effectuate the withdrawal of a credit rating in the case of routine maturing of debt or in the case of debt that ultimately was not issued.

Monitoring of Credit Ratings

After a credit rating is assigned, unless otherwise agreed upon at the time of engagement, KBRA monitors the performance of the entity or transaction. KBRA monitors the performance of entity or transaction so that credit ratings remain accurate and that any necessary credit ratings actions are taken in a timely manner. In corporate finance and municipal finance to the extent applicable, the monitoring function remains the responsibility of the lead analyst who assigned the credit rating. In structured finance and to the extent applicable, a dedicated surveillance team is responsible for monitoring transaction performance.

All credit ratings are reviewed at least annually.

Financial Institution, Insurance Company, Corporate and Public Finance Credit Ratings

In corporate and municipal finance, monitoring consists of reviewing periodic financial statements, in addition to event-driven corporate statements and news reports (e.g., mergers and acquisitions activity). The analyst responsible for monitoring will consult with their rating group on any information that may be material to the credit rating and will convene a Rating Committee if deemed appropriate. The review process is substantively the same as the initial credit rating process, with a focus on material new information, such as updated financial statements.

Structured Finance Credit Ratings

Structured finance monitoring consists largely of reviewing periodic statements issued by securitization trustees and monitoring the performance of the rated classes and the underlying asset pool. Indications that performance is materially different than initial expectations may cause an analyst to initiate a review and schedule a Rating Committee if deemed appropriate. All structured finance credit ratings are reviewed at least annually.

Sovereign Credit Ratings

KBRA will monitor outstanding sovereign ratings and complete a formal review of each rating periodically throughout the year. KBRA will typically follow in its review the three-step process outlined in the sovereign rating methodology. KBRA's surveillance of sovereigns involves ongoing analysis and monitoring of macroeconomic data. KBRA will also monitor qualitative metrics including government policy behavior and priorities, political risk, security risk, systemic risk and economic risk. KBRA also continually monitors global political economy developments to assess their bearing on the sovereign's credit risk profile.

KBRA sets a calendar at the end of December of each calendar year with the specific Fridays it will make sovereign rating announcements for European Union countries and the United Kingdom. KBRA will post this calendar on its external website. For unsolicited ratings, there is a maximum of 3 dates in a calendar year for rating announcements. Exceptions may be granted. KBRA will review European Union and United Kingdom sovereign ratings at least every six months. Upon this review, a press release, an Information Disclosure Form, and a rating report will be released as per the specifications above.

Other Rating Services

Additionally, KBRA also provides unpublished ratings and other customized rating services. More information is available at **www.kbra.com**.

Defined Terms

"Credit Rating Methodologies"
Credit Rating Methodologies are analytical framework guides that are used to determine the credit ratings of issuers and/or obligations.

"Rating Committee"
A Rating Committee reviews, assigns, affirms, or changes a credit rating.

"Credit Policy Committee"
A Credit Policy Committee addresses matters pertaining to the procedures, methodologies, criteria, models and other infrastructure necessary to determine, disseminate and monitor ratings.